FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 5, 2007

Commission File Number	001-31335
.

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item:

1.	Press release entitled, “AU Optronics Corp. June 2007 Consolidated Revenues Set Record High at NT$38.9 Billion”, dated July 5, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: July 2, 2007	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Corp. June 2007 Consolidated Revenues Set Record High at NT$38.9 Billion

Issued by: AU Optronics Corp.
Issued on: July 5, 2007

Hsinchu, Taiwan, July 5, 2007 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO)today announced preliminary consolidated June 2007 revenue of NT$38,882 million and unconsolidated net sales of NT$38,881 million, both increasing 9.5% sequentially and representing record-breaking revenue in two successive months. On a year-over-year comparison, consolidated and unconsolidated June 2007 revenues increased significantly by 112.3% and 112.4% respectively.

2Q2007 unaudited consolidated and unconsolidated revenues broke the hundred-billion dollar milestone, totaled NT$105,935 million and NT$105,929 million respectively, increasing 31.2% and 31.3% respectively from 1Q2007, and both representing a significant 74% Y-o-Y growth.

Shipments of large-sized panels(a) used in desktop monitor, notebook PC, LCD TV and other applications for June also set a new record of 6.84 million units, up 5.1% from the previous month. Shipments of small-and-medium-sized panels totaled 12.26 million, a 15.1% sequential growth. AUO shipments of large-sized as well as small-and-medium-sized have broke the record for four consecutive months.

Preliminary shipments of large-sized panels for the second quarter was 19.48 million, a 22.2% rise from 1Q2007 and a 92.2% Y-o-Y growth, while shipments for small- and medium-sized panels also increased to total 32.23 million, a 45.6% increase from 1Q2007 and a 78.3% Y-o-Y growth.

 (a) Large-size refers to panels that are 10 inches and above in diagonal measurement while small- and medium-size refers to those below 10 inches

Sales Report: (Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)	Unconsolidated
June 2007	38,882	38,881
May 2007	35,503	35,499
M-o-M Growth	9.5%	9.5%
June 2006	18,318	18,309

Y-o-Y Growth	112.3%	112.4%
Jan to June 2007	186,655	186,623
Jan to June 2006	127,148	127,121
Y-o-Y Growth	46.8%	46.8%

(1) All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2) Monthly figures are unaudited, prepared by AU Optronics Corp.
(3) Consolidated numbers include AU Optronics Corp., AU Optronics (L) Corporation, AU Optronics (Suzhou) Corporation, AU Optronics (Shanghai) Corporation and Tech - Well (Shanghai) Display Co.

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ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.1%* of global market share with revenues of NT$293.1billion (US$9.0bn)* in 2006.  TFT-LCD technology is currently the most widely used flat panel display technology.  Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5-generation) fabrication facility production started mass production in the fourth quarter of 2006.  The Company currently operates one 7.5-generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5-generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development.  AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5”-65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 1Q2007 WW Large-Area TFT-LCD Shipment Report dated May 5, 2007.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2006 year end revenue converted by an exchange rate of NTD32.59:USD1.

For more information, please contact:
Rose Lee	Yawen Hsiao
Corporate Communications Dept	Corporate Communications Dept.
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008899 ext 3204	+886-3-5008899 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: rose.lee@auo.com	yawen.hsiao@auo.com